THE INTERGROUP CORPORATION
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR


July 21, 2009

Robert Telewicz
Senior Staff Accountant
Howard Effron
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3010
Washington, D.C. 20549

Re:  The InterGroup Corporation
     Form 10-KSB for the fiscal year ended June 30, 2008
     File No. 001-10324

Dear Mr. Telewicz and Mr. Effron:

This letter is in response to your further comment letter dated June 30, 2009 regarding the Form 10-KSB for the fiscal year ended June 30, 2008 of The InterGroup Corporation ("InterGroup" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.


Form 10-KSB for the fiscal year ended June 30, 2008
---------------------------------------------------

Financial Statements
--------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Business and Significant Accounting Policies and Procedures
--------------------------------------------------------------------

Minority Interest, page 40
--------------------------

1. We have considered your response to our prior comment 2. Please cite the sections of your agreement(s) which evidence that Evon Corporation (as a general and limited partner) and its related limited partners have a present binding legal obligation to make good on the losses of Justice and to fund its accumulated deficits.

RESPONSE:

Evon Corporation ("Evon") its related limited partners are the successor in interest to Justice Enterprises, Inc. ("Enterprises"). When the Justice Investors limited partnership ("Justice" or the "Partnership") was formed in July 1967, Enterprises was the sole general partner. Since Enterprises held the development rights for the site on which the Hotel was to be constructed, it made no capital contributions for its general and limited partnership interest and its capital account was not credited with any initial amount.

Paragraph 18 of the July 1967 Limited Partnership Agreement provides in relevant part:

     "If after allocation of all gain or loss to the partners' accounts, there shall be a deficit in the general partner's account, than it shall contribute the amount of its deficit to the partnership which shall distribute such sum among the limited partners in the proportion in which they are entitled to share in the partnership profits."

Although there have been several amendments to the Limited Partnership Agreement since that time, that obligation of Enterprises and its successors remains the same. By March 1968, Portsmouth had become a significant limited partner in Justice and was made a general partner along with Enterprises as reflected in a March 30, 1968 amendment to the Limited Partnership Agreement. To differentiate the obligations of Enterprises regarding deficits in its account, from those of the new general partner, Portsmouth, Paragraph 18 was amended to substitute the words "Justice Enterprises, Inc." for "general partner's". In 1983, Evon was substituted in as general partner in place of Enterprises and the interests of Enterprises in the net profit and loss of the partnership were distributed to Evon and the other shareholders of Enterprises who became responsible for the obligations of Enterprises.

There are several ways in which the legal obligations of Evon and its related limited partners can be triggered, including a Partnership capital call, sale of the Partnership asset and/or liquidation of the Partnership. Since the Hotel has continued to generate positive cash flows to meet its debt service and ongoing operating expenses, Justice has not had to resort to any capital call despite a challenging economy. As discussed below, there is also substantial equity in the Hotel available to the Partnership to meet its current and future obligations and to address any deficits in the Partnership accounts. The Company will provide additional disclosure in future filings regarding the obligations of the general and limited partners to help clarify these matters as necessary.


Note 15 - Income Taxes, page 52
-------------------------------

2. We note your response to our prior comment 3 and your positive evidence statement that there in an excess of appreciated value over the tax basis related to the Justice Hotel. Please confirm to us whether or not you would expect that you would be able to realize the full value of your deferred tax assets under the hypothetical situation that you would cease operations and sell the hotel property at estimated full value which you determined as of June 30, 2008.

RESPONSE:

As of June 30, 2008, the most recent appraisal that Justice had for the Hotel was an appraisal for $111,600,000, issued on February 16, 2007 in connection with the Partnership's second loan with Prudential. The only sale of San Francisco hotel between the time of that appraisal and June 30, 2008 was the sale of the Campton Place Hotel for approximately $527,000 per key in April 2007. That sale was at a significantly higher valuation per room than the February 16, 2007 appraisal for the Hotel at approximately $205,147,000 per room for the Hotel's 544 rooms. As discussed in our prior responses, the downturn in the economy did not begin to significantly impact the San Francisco Hotel market until the middle of September 2008.

Set forth below is a calculation of the estimated gain and utilization of Portsmouth's deferred tax asset based on a hypothetical sale of the Hotel as of June 30, 2008, using the most recent appraisal available at that time of $111,600,000 as an estimate of fair value.

         Hotel Appraisal 2/16/2007               $111,600,000

         Tax basis of Hotel 6/30/2008
           Land                                    (1,124,128)
           Building and improvements              (36,647,492)
                                                  -----------
         Total depreciated tax basis              (37,771,620)
                                                  -----------
         Estimated gain                            73,828,380
                                                  ===========
         50% of gain allocated to Portsmouth       36,914,190

         Estimated tax liability related to
          gain (effective tax rate of 40.3%)      (14,876,419)

         Portsmouth deferred tax asset per
          Balance Sheet as of 6/30/08               3,517,000
                                                  -----------
         Estimated tax liability after
          utilization of deferred tax asset      $(11,359,419)
                                                  ===========

Based on the above hypothetical situation, Portsmouth would realize the full value of its deferred tax asset and leave an estimated tax liability of $11,359,419 after utilization of that deferred tax asset.

It should be noted that there was a recent announcement of the first hotel sale in San Francisco since 2007. The 404-room W San Francisco hotel is under contract to be sold for $90 million, or approximately $220,000 per key. That sale, which is expected to close on July 30, 2009, is for approximately $15,000 more per room than the February 2007 appraisal of the Justice Hotel. While the W is well located and was built in 1999, it has limited parking. The Justice Hotel, on the other hand, has five floors of subterranean parking and can accommodate approximately 500 vehicles. We believe that the parking garage is a unique and valuable asset that differentiates the Justice Hotel from other properties and significantly adds to the value of the Hotel.

In connection with responding to your comments, the Company acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have further comments, please feel free to call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen
Treasurer and Controller
Principal Financial Officer

cc:   John V. Winfield
      Michael G. Zybala
      Burr, Pilger & Mayer LLP
      Audit Committee